Exhibit 99.1

Borr Drilling Limited Announces Launch of Senior Secured Notes Offering

Hamilton, Bermuda, October 23, 2023. Borr Drilling Limited (the “Company”) (NYSE and OSE: BORR) announced today that its wholly owned subsidiary Borr IHC Limited, and certain other subsidiaries intend to offer, subject to market conditions, $1,500,000,000 in aggregate principal amount of senior secured notes due 2028 and 2030. The notes will be guaranteed by the Company and certain of its subsidiaries and will be secured on a senior basis on substantially all of the assets of the Company and certain subsidiary guarantors.

In connection with the notes offering, the Company is contemplating: (i) a private placement in Norway of approximately $50 million in shares and (ii) entering into a $180 million super senior revolving credit facility, to be secured on a super senior basis by the same collateral that will secure the notes.

The proceeds from the notes offering are intended to be used, together with the proceeds from the equity offering, to repay all of the Company’s outstanding secured borrowings, being borrowing under the DNB Facility, the Hayfin Facility, the shipyard delivery financing arrangements with OPPL and PPL, the $150 million Norwegian law Senior Secured Bonds, and to pay related premiums, fees, accrued interest and expenses, in connection with the foregoing, and the remainder, if any, for general corporate purposes.

Pricing of the notes offering is expected on or about October 24, 2023.

The settlement of the equity offering is subject to certain conditions, including the pricing and settlement of the notes offering. The Company has conducted a selective pre-sounding of its largest existing shareholders and received indications such that the $50 million private placement will be covered. In case of demand from other existing shareholders during a contemplated bookbuilding for the private placement, these investors may be scaled down to their pro-rata allocation. No shares will be offered or sold in transactions on the NYSE.

This information is considered to be inside information pursuant to the EU Market Abuse Regulation and subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

About Borr Drilling Limited

Borr Drilling Limited is an international drilling contractor incorporated in Bermuda in 2016 and listed on the Oslo Stock Exchange on August 30, 2017 and on the New York Stock Exchange on July 31, 2019 under the ticker “BORR”. The Company owns and operates jack-up rigs of modern and high specification designs and provides services focused on the shallow water segment to the offshore oil and gas industry worldwide. Please visit the Company’s website at: www.borrdrilling.com

Important note

This announcement is not being made in or into Canada, Australia, Japan, Hong Kong or in any other jurisdiction where it would be prohibited by applicable law. This distribution is for information purposes only and does not constitute or form part of an offer or solicitation of an offer to purchase or subscribe for securities in the United States or in any jurisdiction in which, or to any persons to whom, such offering, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any jurisdiction. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933 (the “U.S. Securities Act”) or applicable state securities laws, and may not be offered or sold in the United States or to U.S. persons (other than distributors) unless such securities are registered under the U.S. Securities Act, or an exemption from the registration requirements of the U.S. Securities Act is available.

Forward looking statements

The press release include forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, including a potential offering of the notes and shares, the conditions to the offerings, the use of proceeds therefrom and other non-historical statements. These forward-looking statements are subject to numerous risks, uncertainties and assumptions, including risks relating to the contemplated offering of the notes and shares, changes in market conditions and other risks included in our filings with the Securities and Exchange Commission including those set forth under “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2022 and in prospectuses filed with the Norwegian Financial Supervisory Authority (FSA). Forward-looking statements reflect knowledge and information available at, and speak only as of, the date they are made. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date hereof or to reflect the occurrence of unanticipated events. Readers are cautioned not to place undue reliance on such forward-looking statements.

October 23, 2023

The Board of Directors
Borr Drilling Limited
Hamilton, Bermuda

Contact:
Magnus Vaaler: CFO, +44 1224 289208